                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              CHIC by H.I.S., Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    167113109
                         ------------------------------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                     With a copy to:
Gabriel Capital, L.P.                  Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201             Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022              919 Third Avenue
(212) 838-7200                         New York, New York 10022
                                       (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 26, 1997
                         ------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 167113109                             Page    2    of    11      Pages
          ----------                                 -------     ---------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF                 7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY                8        SHARED VOTING POWER
      OWNED BY                                    204,291
        EACH
      REPORTING                 9        SOLE DISPOSITIVE POWER
       PERSON
         WITH                   10       SHARED DISPOSITIVE POWER
                                                  204,291

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    204,291

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.1%

14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  167113109                           Page    3    of     11      Pages
          -------------                             -------     ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          301,337
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        301,337

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    301,337

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.1%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  167113109                           Page    4    of   11        Pages
          ---------------------                    -------     ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

                       7       SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          324,009
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH
                       10      SHARED DISPOSITIVE POWER
                                       324,009

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    324,009

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.3%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  167113109                             Page    5    of     11    Pages
          ---------------------                       -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                       7       SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          528,300
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH
                       10      SHARED DISPOSITIVE POWER
                                        528,300

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       528,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.4%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired: Common Stock, $.01 par value ("Common
                                       Stock")

                  Issuer:              CHIC by H.I.S, Inc.
                                       1372 Broadway
                                       New York, NY  10018

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp., a Delaware corporation ("Ariel") and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

                  Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

                  Merkin is a United States citizen.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Gabriel purchased an aggregate of 204,291 shares of Common Stock at an aggregate cost of $1,039,692.23 using its own funds. Ariel Fund purchased an aggregate of 301,337 shares of Common Stock at an aggregate cost of $1,533,598.21 using its own funds. In addition, a private discretionary investment account of Ariel purchased 22,672 shares of

Common Stock at an aggregate cost of $98,943.32 using the funds of such account. See Item 5 and Schedule I hereto.

Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Gabriel is the beneficial owner of 204,291 shares of Common Stock, for a total beneficial ownership of 2.1% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 301,337 shares of Common Stock, for a total beneficial ownership of 3.1% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 301,337 shares of Common Stock owned by Ariel Fund and the 22,672 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 324,009 shares of Common Stock, or 3.3% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 204,291 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 301,337 shares of Common Stock owned by Ariel Fund and the 22,672 shares of Common Stock owned by Ariel's private discretionary investment account. Accordingly, Merkin may be deemed to be the beneficial owner of 528,300 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,753,868 outstanding shares of Common Stock of the Issuer as of June 12, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended May 3, 1997

                  (c) Schedule I indicates the transactions effected by the Reporting Persons in the Common Stock during the past 60 days. Except as indicated, all such trades were purchases and were effected through the public markets.

                  (d) Not Applicable.

                  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relations with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GABRIEL CAPITAL, L.P.

                                By: /s/ J. Ezra Merkin
                                    --------------------------------------------
                                        Title: General Partner

                                ARIEL FUND LIMITED

                                By: MEESPIERSON MANAGEMENT
                                      (CAYMAN) LIMITED

                                By: /s/ David Richardson, John Lysaght
                                    --------------------------------------------
                                        Name:  David Richardson and John Lysaght
                                        Title: Director

                                ARIEL MANAGEMENT CORP.

                                By: /s/ J. Ezra Merkin
                                    --------------------------------------------
                                        Name:  J. Ezra Merkin
                                        Title: President

                                    /s/ J. Ezra Merkin
                                    --------------------------------------------
                                        J. EZRA MERKIN


Dated:  June     , 1997

                                   SCHEDULE I
      Purchase [and Sale] of Shares of Common Stock Within the Last 60 Days

                                                                                Number of Shares
                                           Aggregate             ----------------------------------------------
                       Price Per             Share               Ariel                                  Private
   Date                  Share               Amount               Fund              Gabriel             Account
----------------       ---------           ---------             -----              -------             -------

May 2, 1997             $6.3750               2,000               1,192                 808                 0
May 7, 1997             $6.5000              13,600               8,106               5,494                 0
May 15, 1997            $6.1250               3,200               1,907               1,293                 0
May 16, 1997            $6.5000               2,000               1,192                 808                 0
June 13, 1997           $5.8750               1,300                 775                 525                 0
June 16, 1997           $5.7500              20,000              11,920               8,080                 0
June 17, 1997           $5.7500              12,000               7,152               4,848                 0
[June 18, 1997(1)       $5.8750             300,000             178,800             121,200                 0]
June 19, 1997           $6.0000              40,000              23,840              16,160                 0
June 19, 1997           $5.8750               1,600                 954                 646                 0
June 24, 1997           $6.0000               1,000                 596                 404                 0
June 26, 1997(2)        $6.2500             300,000             178,800             121,200                 0

--------

         (1) Private sale.

         (2) Private purchase.